UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated September 29, 2015, announcing that the Company has requested the UK Listing Authority to cancel the listing of its ordinary shares on London Stock Exchange plc's main market for listed securities with effect from the opening of the market on November 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 29, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

Frontline Ltd. announces delisting from London Stock Exchange

Frontline Ltd. (the "Company" or "Frontline") announces today that it has requested the UK Listing Authority (the "UKLA") to cancel the listing of all of its ordinary shares of USD$1.00 each (LSE: FRO) ("Ordinary Shares") listed on the standard listing segment of the Official List of the UKLA ("Official List") and admitted to trading on London Stock Exchange plc's main market for listed securities ("Main Market") with effect from the opening of the market on 2 November 2015.

The Company believes that, given the limited liquidity of the Ordinary Shares, the costs and administrative burden of maintaining the listing on the Official List and admission to trading on the Main Market are disproportionate to the benefits thereof.
Accordingly, the last day of dealings in the Company's Ordinary Shares on the Main Market will be 30 October 2015.
Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012 Ltd. ("Frontline 2012"), Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), filed on August 24, 2015, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward -Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as, but not limited to, "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding:

•	The effectuation of the transaction between Frontline and Frontline 2012 described above;

•	The delivery to and operation of assets by Frontline;

•	Frontline's and Frontline 2012's future operating or financial results;

•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	Tanker market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the Combined Company (as defined in Frontline's press release of 2 July 2015), will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see Frontline's filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

29 September 2015
Frontline Ltd.
Hamilton, Bermuda